UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                          ______________________

                               SCHEDULE 13G
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ViroPharma Incorporated
          ------------------------------------------------------
                             (Name of Issuer)


                 Common Stock, $0.002 par value per share
          ------------------------------------------------------
                       (Title of Class of Securities)


                                928241108
          ------------------------------------------------------
                              (CUSIP Number)


                             January 21, 2005
          ------------------------------------------------------
          (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any ubsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).




_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            $11,000,000 principal amount of 6% Convertible Senior
                    Secured Notes due 2009 (currently convertible into
EACH                2,939,228 shares of Common Stock) (See Item 4(a))
               ________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (See Item 4(b))
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             OO
_______________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Corporation - not applicable
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            $11,000,000 principal amount of 6% Convertible Senior
                    Secured Notes due 2009 (currently convertible into
EACH                2,939,228 shares of Common Stock) (See Item 4(a))
               ________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (See Item 4(b))
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             BD
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC 			 20-1901985
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            $11,000,000 principal amount of 6% Convertible Senior
                    Secured Notes due 2009 (currently convertible into
EACH                2,939,228 shares of Common Stock) (See Item 4(a))
               ________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (See Item 4(b))
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             OO
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            $11,000,000 principal amount of 6% Convertible Senior
                    Secured Notes due 2009 (currently convertible into
EACH                2,939,228 shares of Common Stock) (See Item 4(a))
               ________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (See Item 4(b))
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY            $11,000,000 principal amount of 6% Convertible Senior
                    Secured Notes due 2009 (currently convertible into
EACH                2,939,228 shares of Common Stock) (See Item 4(a))
               ________________________________________________________
REPORTING
               (7)  SOLE DISPOSITIVE POWER
PERSON WITH                    0
               ________________________________________________________

               (8)  SHARED DISPOSITIVE POWER

                    $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

             $11,000,000 principal amount of 6% Convertible Senior Secured Notes due 2009 (currently convertible into 2,939,228 shares of Common Stock) (See Item 4(a))
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             9.99% (See Item 4(b))
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

(a)  Name of Issuer

	ViroPharma Incorporated, a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

	397 Eagleview Boulevard
	Exton, Pennsylvania  19341

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

	Highbridge International LLC
	The Cayman Corporate Centre, 4th Floor
	27 Hospital Road
	George Town, Grand Cayman
	Cayman Islands, British West Indies
	Citizenship:	Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Cayman Corporate Centre, 4th Floor
	27 Hospital Road
	George Town, Grand Cayman
	Cayman Islands, British West Indies
	Citizenship:	Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	State of Delaware

	Glenn Dubin
	c/o Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	United States

	Henry Swieca
	c/o Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York 10019
	Citizenship:	United States

(d)  Title of Class of Securities

	Common Stock, par value $0.002 per share ("Common Stock")


(e)  CUSIP Number

	928241108

Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership

(a)  Amount Beneficially Owned

Subject to the Ownership Limitation (defined below), as of the date of this Statement, each Reporting Person may be deemed the beneficial owner of 4,400,000 shares of Common Stock currently issuable to Highbridge International LLC upon the conversion of certain secured convertible notes in the aggregate principal amount of $11,000,000 (the "Notes").

The number of shares of Common Stock into which the Notes are convertible is limited pursuant to an agreement with the Issuer that number of shares of Common Stock which would result in Highbridge International LLC having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

In accordance with the Ownership Limitation, as of the date of this Statement, each Reporting Person may be deemed the beneficial owner of 2,939,228 shares of Common Stock. (Based on the Company's Registration Statement on Form S-3 filed on January 26, 2005, there were 26,747,005 shares of Common Stock outstanding as of January 19, 2005. In addition, 2,939,228 shares of Common Stock are currently issuable to Highbridge International LLC upon exercise of the Notes without causing Highbridge International LLC's aggregate beneficial ownership to exceed the Ownership Limitation.)

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Capital Corporation. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. Highbridge International LLC is a wholly-owned subsidiary of Highbridge Capital Corporation, a broker/dealer.

(b)  Percent of Class

	9.99% (see Item 4(a) above).

(c)  Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		-0-

	(ii)	Shared power to vote or to direct the vote

		2,939,228 shares of Common Stock

	(iii)	Sole power to dispose or to direct the disposition of

		-0-

	(iv)	Shared power to dispose or to direct the disposition of

		2,939,228 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not applicable.

Item 8.  Identification and Classification of Members of the Group

	See Exhibit I.

Item 9.  Notice of Dissolution of Group

	Not applicable


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 31, 2005, by and among Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.




                                  SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 31, 2005



HIGHBRIDGE INTERNATIONAL LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



HIGHBRIDGE CAPITAL CORPORATION

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Partner



/s/  Glenn Dubin
-------------------------------------
GLENN DUBIN



/s/  Henry Swieca
-------------------------------------
HENRY SWIECA